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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Bloomingdale Road, Suite 3400
(No. and Street)

White Plains   NY   10605
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul dos Santos   914-949-9183
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave   White Plains   NY   10601
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Paul dos Santos__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __International Equity Services, Inc.__ , as of __February 13__ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANNIE PEREYRA
Notary Public, State of New York
No. 01PE6191668
Qualified in Westchester County
Commission Expires August 18, 2020

_____
Signature

President & FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2016

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2016

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of International Equity Services, Inc.

We have audited the accompanying statement of financial condition of International Equity Services, Inc. as of December 31, 2016, and the related statements of income(loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of International Equity Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Equity Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of International Equity Services, Inc.'s financial statements. The supplemental information is the responsibility of International Equity Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 13, 2017

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$	225,632
Due from clearing broker		10,754
Prepaid expense		3,959
Property and equipment, net of accumulated depreciation		11,218
Total Assets	$	251,563

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	6,856
Income taxes payable		175
Total Liabilities		7,031

Stockholders' Equity:

Common stock - no par value, 200 shares authorized, 20 shares issued and outstanding		30,500
Retained earnings		214,032
Total Stockholders' Equity		244,532
Total Liabilities and Stockholders' Equity	$	251,563

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED
December 31, 2016

Revenues:		
Commission Income	$	598,351
12b-1 Fees		199,944
Total Revenue		798,295
Expenses:		
Clearing Charge		47,843
Compensation		470,537
Technology		12,626
Travel & Entertainment		569
Occupancy		37,625
Professional Fees		36,835
Other Expense		38,624
Total Expenses		644,659
Income (Loss) Before Provision For Income Taxes		153,636
Provision for Income Taxes		175
Net Income (Loss)	$	153,461

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
<u>**December 31, 2016**</u>

Cash Flows From Operating Activities:	
Net Income (Loss)	$ 153,461
Adjustments to reconcile net income (loss) to net cash	
provided by (used in) operating activities	
Depreciation	5,840
(Increase) decrease in operating assets:	
Due from clearing broker	-
Prepaid expense	(119)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(144)
Income taxes payable	-
Total adjustments	5,576
Net cash provided by (used in) operating activities	159,038
Cash Flows From Investing Activities:	
Acquisition of property and equipment	-
Net cash used in investing activities	-
Net increase (decrease) in cash and cash equivalents	159,038
Cash and cash equivalents, Beginning of Year	66,594
Cash and cash equivalents, End of Year	$ 225,632
Supplemental disclosures of cash flow information:	
Cash paid during the year:	
Income taxes paid	$ 175

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
December 31, 2016

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balances, January 1, 2016	$30,500	$60,571	$91,071
Net Income (Loss)		153,461	153,461
Balances, December 31, 2016	$30,500	$214,032	244,532

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Note (1) - Nature of Business:

International Equity Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by another broker on a fully disclosed basis. Accordingly, open customer transactions are not reported on the books and records of the Company.

Note (2) - Summary of Significant Accounting Policies

(A) Method of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which the revenues are earned regardless of when the cash is received, and recognizes expenses in the accounting period in which the expenses are incurred regardless of when cash is disbursed.

(B) Securities and Transactions:

The Company records securities transactions, including commission revenue on a trade-date basis.

(C) Income Taxes:

The Company has elected under the applicable provision of the Internal Revenue Service and New York State Franchise Tax Codes to have the Corporation report its income for Federal and New York State Franchise tax purposes as an "S" corporation. Accordingly, the stockholders report the net taxable income or loss of the Company in their personal returns. Therefore, no provisions are made in the accompanying financial statements for Federal or NYS Franchise taxes, except for the NYS Franchise tax on "S" corporations.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's files its income tax returns in the US federal as well as state and local jurisdictions, and remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

(D) Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(E) Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2016 , there were no cash equivalents.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2016

Note (2) - Summary of Significant Accounting Policies - Continued
(F) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(G) Concentration of Credit Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) - Property and equipment

Property and equipment consists of the following as of: December 31, 2016

	December 31, 2016
Furniture and equipment $	18,384
Computer equipment	38,969
	57,353
Less: Accumulated depreciation	46,135
Net book value $	11,218

Depreciation amounted to for the year ended   December 31, 2016 $ 5,840

Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for equipment is five years and furniture and fixtures is ten years.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2016

Note (4) - Related party Transactions

The Company and its affiliate are owned by the same stockholders. The Company pays its pro-rata share of the rent for the space it occupies.

Total expenses paid for the year ended December 31, 2016 was:	$	37,625

Note (5) - Net capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016 , the Company had net capital of:	$	229,141
which exceeded its requirement of $5,000 by:	$	224,141

As December 31, 2016 of
of aggregate indebtedness to net capital of: 0.0307 to 1

Note (6) – Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Note (7) – Subsequent events evaluation

Management has evaluated subsequent events through February 13, 2017, the date the financial statements were available to be issued.

Note(8) - Commitment and Contingencies

The Company shares office space leased by an affiliated company. Total rent paid for the year ended December 31, 2016 was $37,625. The following is a schedule of future minimum rental payments required under this operating lease:

Year Ended December 31,		
2017	$	37,811
2018		38,318
2019		38,826
2020		39,334
2021		33,131
	$	187,420

INTERNATIONAL EQUITY SERVICES, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2016

Total Owners Equity - Statement of Financial Condition			$	244,532
Less: Ownership equity not allowable for Net Capital				-
Total Owners Equity qualified for Net Capital				244,532
Add: Liabilities subordinated to claims of general creditors allowable in the computation of net capital				
Total capital and allowable subordinated liabilities				244,532
Deductions and/or charges:				
Total non-allowable assets (detail)				
Fixed assets				11,218
Prepaid expenses				3,958
Total deductions				15,176
Net Capital before haircuts on securities positions				229,356
Haircuts on securities (detail):				
Southwest Securities - Security Account	10,754	2%		215
Total haircuts				215
Net Capital				229,141

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Total A. I. liabilities from the statement of financial condition (detail):			
Accounts payable and accrued expenses			7,031
Income taxes payable			-
			7,031
Ratio of aggregate indebtedness to net capital:			0.0307

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

1. Minimum dollar net capital requirement of broker/dealer			5,000
2. Minimum net capital required - 6 2/3% of total A. I.:			
7,031 X		6.67%	469
Net capital requirement - greater of 1 or 2 above			5,000
Excess net capital - Net Capital less Net Capital requirement		$	224,141

RECONCILIATION OF NET CAPITAL TO FOCUS NET CAPITAL:

Reconciliation with the Company's computation, included in Part 2A of Form X-17-a-5 as of   *December 31, 2016*

Net capital, as reported in the Company's Part IIA unaudited FOCUS Report	$	229,140
Net Capital per above	$	229,141
Difference	$	(1)

INTERNATIONAL EQUITY SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED
December 31, 2016

The Company is a noncarrying broker-dealer exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

INTERNATIONAL EQUITY SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED
December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

INTERNATIONAL EQUITY SERVICES, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

INTERNATIONAL EQUITY SERVICES, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31,2016

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of International Equity Services, Inc.

We have reviewed management's statements, included in the accompanying International Equity Services, Inc.'s Exemption Report, in which (1) International Equity Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Equity Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) International Equity Services, Inc. stated that International Equity Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Equity Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Equity Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 13, 2017

International Equity Services, Inc.'s Exemption Report

International Equity Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.I5c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240. 1 5c3-3(k)(2)(ii) throughout the year ended December 31, 2016, without exception.

International Equity Services, Inc.

I, __Paul dos Santos__ , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:_____

Title: President & FINOP

February 13, 2017

INTERNATIONAL EQUITY SERVICES, INC.

GENERAL ASSESSMENT RECONCILIATION (FORM SIPC 7)

YEAR ENDED DECEMBER 31, 2016

INTERNATIONAL EQUITY SERVICES, INC.

GENERAL ASSESSMENT RECONCILIATION (FORM SIPC 7)

YEAR ENDED DECEMBER 31, 2016

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of International Equity Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by International Equity Services, Inc. and SIPC, the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc, solely to assist you and the other specified parties in evaluating International Equity Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. International Equity Services, Inc.'s management is responsible for International Equity Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 13, 2017

INTERNATIONAL EQUITY SERVICES, INC.

GENERAL ASSESSMENT RECONCILIATION (FORM SIPC 7)

FOR THE YEAR ENDED DECEMBER 31, 2016

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 798,295
Additions:	-
Deductions: Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(47,842)
Total deductions	(47,842)
SIPC Net Operating Revenues	$ 750,453

Determination of General Assessment:

SIPC Net Operating Revenues	$ 750,453
General Assessment @ .0025	$ 2,527

Assessment Remittance:

General Assessment	$ 1,876
Less: Payment Made With SIPC-6	(479)
Less: Prior period overpayment applied	(167)
Total assessment balance due	$ 1,230
Assessment Balance Paid January 2017	(1,397)
Overpayment carried forward	($ 167)

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2016 through December 31, 2016:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 798,295
SIPC Net Operating Revenues as computed above	798,295
Difference	$ 0